Exhibit 10.1.1

Compensation Arrangements with Directors and Named Executive Officers

Following is a description of certain disclosed compensatory arrangements with Shahid Malik.

In January 2008, the Compensation and Development Committee of the Great Plains Energy Board clarified the treatment of outstanding grants of restricted stock and performance shares held by employees of Strategic Energy under Great Plains Energy’s Long-Term Incentive Plan dated as of May 7, 2002 (Plan) in order to provide that such awards would vest, and thus would become payable, in the event that Great Plains Energy were to cease to own, directly or indirectly, more than 80% of the outstanding equity interest in Strategic Energy.  Shahid Malik, who is Executive Vice President of Great Plains Energy and the President and Chief Executive Officer of Strategic Energy, is a “named executive officer” of Great Plains Energy (as defined in applicable SEC regulations) and a participant in the Plan.

On April 1, 2008, the Management Committee of Strategic Energy took action determining that the cash portion of the awards outstanding under the Strategic Energy Executive Committee Long-Term Incentive Plan (the “Plan”) for the performance periods of 2006-2008 and 2007-2009 will be deemed fully earned and payable at the target (100%) level as of the closing date of the sale of the membership interests in Strategic Energy to Direct Energy Services, LLC (“Direct Energy”) pursuant to the Purchase Agreement among Great Plains Energy, Direct Energy and Custom Energy Holdings, L.L.C., dated as of April 1, 2008.  Mr. Malik is a participant in the Plan.  The cash portion of Mr. Malik’s awards under the Plan that would be payable on such closing date is approximately $802,000.

On May 6, 2008, the independent members of the Great Plains Energy board of directors authorized the payment, effective as of the closing date of the pending sale of Strategic Energy to Direct Energy Services, LLC, of cash amounts to certain Strategic Energy officers, including Mr. Malik.  These payments reflect, for each recipient, the cash amount of incentive compensation that would have been payable, at target performance, had customary grants been made in 2008 pursuant to Strategic Energy’s annual and long term incentive compensation plans, prorated for the period of time between the beginning of the year and the sale closing date.  If the sale closes in the second quarter of 2008, as expected, Mr. Malik’s pro rated payment would be about $250,000, and would be in addition to any other compensation payable to Mr. Malik as a result of the sale.